FROM:

China Inc.

12520 A1 Westheimer #138

Houston, Texas 77077

Tel: 281-776-9100

To:

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3030

Att: Louis Rambo Esq.,

January 20, 2010

Re:      China Inc.,

Amended Registration Statement on Form S-1

Filed December 27, 2010

File No: 333-169406

Dear Louis Rambo Esq.,

Due to the time constraint for the Commission or the Staff to review the new comments and any subsequent responses by the registrant. We hereby consented to the withdraw of our request for acceleration of the effective date on January 28, 2011. The registrant reserve the right to request for a new effective date of acceleration in the future.

Sincerely yours,

/s/ Tian Jia

CEO/CFO